SAM HOUSTON BUSINESS PARK
305 SAM HOUSTON DRIVE
VICTORIA, TEXAS 77901
LEASE AGREEMENT

April 23 20 14

THIS LEASE AGREEMENT IS ENTERED INTO BY AND BETWEEN

TENANT: Profire Energy Inc.

OWNER/AGENT: Dennis Caka, Managing Partner

FOR PROPERTY AT 305 SAM HOUSTON DRIVE, UNIT E

2600 S.F. as per Exhibit A

THE TERMS AND CONDITIONS OF THIS AGREEMENT ARE AS FOLLOWS:

1. RENT:
TENANT agrees to pay monthly rent in advance on date due, rent in the amount of $ 2130.00 per month, and further agrees to pay the annual sum of $ 51,120.00 for lease of the property.

2. TERM:
The Term of this lease is two years beginning 7 days after COO from City of Victoria Est. June 1, 2014
And ending 730 days later.

3. OPTION:
TENANT has an option to renew and extend this lease for an additional period of: one year BEGINNING ______ ENDING: ______ and thereby agrees to pay rent in the amount of $ 2210.00 monthly or the annual sum of $ 26,520.00 on this option period.

4. DEPOSIT:
TENANT hereby pays a deposit of $ 1000.00 termed damage, cleanup, rent and key deposit. Upon proper termination of this agreement, when tenant vacates the Property, tenant will be entitled to a prompt inspection of the property for damages or claims which Owner may rightfully have, and a deposit refund or settlement be made.

5. LATE CHARGES:
Rent not paid within five days of due date incur a late charge of five percent (5%) of One month's rent and thereafter, tenant agrees to pay $ 10.00 per day until All rents are paid.

6. OCCUPANCY:
The property will be occupied by tenant and tenant's employees only. The premises will be used by tenant for buisness of Profire Energy Inc. and for no other purposes without Owner's permission.

7. NOTICE TO TERMINATE:
At the end of the term or at the end of any month thereafter, this lease may be terminated by written notice being given to either party by the other party at least Sixty (60) days in advance of the monthly rent due date. Tenant shall provide written 60 days notice of intent to exercise pay option.

8. FAILURE TO OCCUPY THE PROPERTY:
If tenant fails to occupy the property and to pay rent to owner for the minimum time provided in the agreement, owner will be entitled to retain as liquidated damages, the full amount of the deposit paid in advance by tenant and owner has such re courses as law provides.

9. PROPERTY CONDITION: reserves the right to review the property once
TENANT ~~accepts property in its present condition, agreeing~~ to take good care of it and construction is complete
report promptly to Owner any repairs which may be needed on rented property. If tenant finds the property acceptable, tenant agrees

DC

[signature] 5-2-14

Owner shall have the right to make necessary repairs, renovations fixtures or furnishings and alterations at reasonable times.

10. NEGLIGENCE-DAMAGE-INJURY:
Injury or damage caused by negligence or by fault of tenant, his agent, employees or guests shall be the responsibility of tenant and tenant agrees to reimburse Owner promptly in the amount of any loss by owner. Tenant also agrees to pay for repairs and services to plumbing, overhead doors and trim when such problem is caused by tenant, his employees, guests or by unknown causes. Tenant and Owner are not liable for damages from ordinary wear and tear, from deterioration or from fire or an act of God.

11. CONDUCT:
Tenant will see that their conduct, their employees and guests conduct is never disorderly or boisterous, that it does not disturb or interfere with the rights, comfort or convenience of other tenants or persons, and that it is not unlawful or immoral.

12. OWNER LIABILITY:
The Tenant, his agents, employees or guests shall not hold owner liable for any damage to persons or property, caused by the acts or omissions of other tenants.. The Owner shall not be liable for losses or damages from theft, fire, water, rain, storm, explosion, sonic boom, or other cause whatsoever, nor shall Owner be liable for loss or damages resulting from failure, interruption or malfunctions in the utilities provided to tenant under this agreement, nor shall Owner be liable for injuries around or on the premises.

13. DAMAGE BY FIRE OR ACT OF GOD:
TENANT shall notify Owner immediately in writing of any needed repairs or damages and Owner shall repair the damage with reasonable promptness or, if the premises are deemed by the Owner to be damaged so much as to be unfit for occupancy, or if the Owner decides not to repair or restore the building, the lease shall terminate. If the lease is so terminated, rent will be prorated on a daily basis so that tenant will pay rent only up to the date of the damages, and the remainder of the month will be refunded.

14. ENTRY:
At any reasonable time Owner may enter to inspect, repair and maintain the property or building pr to show it to a prospective purchaser, lender, or insurance agent, or in case either party has given notice to terminate the lease, to show the property to prospective tenants.

15. UTILITIES:
Utilities are to be arranged for and paid by Tenant. Owner furnishes water, sewer and garbage dumpster service.

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16. SIGNS REQUIRED:
Exterior signs and sign mountings on building must be approved by the Owner. Signs to be 3' x 15'. Signs remain the property of tenant and will be removed upon vacating.

17. ALTERATIONS:
No alterations of property, building or fixtures may be made by tenant without permission of Owner given in advance.

18. VIOLATIONS:
If Tenant, his employees or his guests, violate any of the obligations of this agreement, or breach the rules and regulations under the lease, or fails to pay rent on the due date, then Owner has the right to terminate this lease immediately giving notice of such intent and Owner thereupon may enter the premises, take and retain possession thereof, and exclude tenant there from. Owner may thereupon remove and store at expense of tenant all personal effects and property found in or around tenant's shop. Determination by the Owner of what constitute disorderly conduct or other violations of the obligations of this agreement is final and conclusive for all purposes. All remedies agrees to in this lease are cumulative of all other remedies provided by law and enforcement of the lease provisions by Owner. Tenant agrees that acceptance of partial payments by Owner after notice of termination or forfeiture will not constitute waiver of the notice or forfeiture unless Owner agrees to waiver in writing nor will such payment affect any legal proceedings taken or to be taken by Owner except to reduce tenant's obligation to Owner by the amount of such partial payment. Waiver by Owner of any defaults or breaches by

tenant shall not bar Owner thereafter from requiring immediate performance by tenant of the obligations of this lease, nor shall Owner be barred thereafter from immediate exercise of any of Owner's rights or remedies in case of continuing or subsequent default or violation by tenant.

19. LIENS:
A lien of all the goods and chattels of Tenant which may at any time be found on Owner's property is hereby given Owner, cumulative of other liens and remedies, to secure payment of any and all obligations owed to Owner by Tenant. Tenant will indemnify and hold owner harmless from the claims of any third party against Owner arising out of the taking by Owner of any items found on property, or brought on the premises by tenant, or brought on premises by anyone acting with permission of, or invitation from tenant.

20. SUBLETTING:
No subletting or assigning of this lease or leased property may be made by tenant without the written permission of the Owner being first obtained in advance.

21. PETS:
No pets will be kept on the property or premises except as may be agreed upon in writing.

22. INSURANCE:
Landlord shall pay for fire and extended coverage insurance on buildings and other Improvements on the leased premises. Tenant shall provide public liability and property Damage Liability insurance for the business operations on tenants leased premises. Tenant shall be solely responsible for fire and casualty insurance on Tenant's property on or about the leased premises.

23. HOLDING OVER:
In the event Lessee remains in possession of the Property at the termination of this lease and without the execution of a new lease, Lessee shall be deemed a tenant from month to month at a rental of one hundred twenty percent of the month's rental shown above.

24. TAXES: Owner shall pay real estate taxes assessed against the leased premises.

25. SPECIAL CONDITIONS:

Tenant is responsible for replacement of bulbs & ballasts.

THIS AGREEMENT MADE AND ENTERED INTO BETWEEN THE FOLLOWING PARTIES THIS 30 DAY OF April 2019.

[signature]	Jay Fugal
SAM HOUSTON BUSINESS PARK	TENANT
Dennis Cahn 575-6222	[signature]
	TENANT

TENANT'S BUSINESS NAME: Profire Energy Inc.

MAILING ADDRESS: 321 South 1250 West Suite 1 Lindon, Utah 84042

BUSINESS PHONE: 801-796-5127 x 120 Jay Fugal

RESIDENTIAL ADDRESS:

HOME PHONE:

DRIVER'S LICENSE

TAX ID/SSN 20-0019425

305 Sam Houston Drive
Victoria, Texas 77901

Exhibit A


770'
A
B
C
D
E
65

